30
3/3/03

03002488

VF 2-28-03

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 26 2003
WASH, D.C. SECTION

SEC FILE NUMBER
8- 52494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh,	NC	27608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Reynolds, III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Paul D. Reynolds, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

MEMBER

Title

Dorothy Moravec

Notary Public

Dorothy Moravec
Notary Public-North Carolina
Wake County
My Commission Expires - 4/17/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Triangle Securities, LLC

We have audited the accompanying statement of financial condition of Triangle Securities, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.
DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 26, 2003

TRIANGLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 4,976
Receivable from brokers and dealers	246,271
Securities owned	766,558
Customer list (net of accumulated amortization of $100,000)	1,400,000
Office furniture and equipment, at cost (net of accumulated depreciation of $14,842)	32,073
Other assets	53,870
TOTAL ASSETS	$ 2,503,748

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 50,727
Commissions payable	5,719
Total Liabilities	$ 56,446
Members' Capital	
Class A members	$ 47,302
Class B members	1,500,000
Class C members	900,000
Total Members' Capital	$ 2,447,302
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,503,748

The accompanying notes are an integral part of this financial statement.

TRIANGLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and those securities registered under the Investment Company Act of 1940, which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture & Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

Customer List - The customer list is being amortized over a forty year period.

NOTE 2 - OTHER AGREEMENTS

Asset Management Agreement - On October 25, 2000 the Company entered into an agreement to provide asset management services for a five year period. Pursuant to the terms of the agreement the Company has agreed to pay the contra-party to the agreement $25,000 per year and has granted it the option to buy up to 62.5 of the Company's membership units at $2,000 per unit. The option is exercisable in 12.5 unit increments, which are subject to the total amount of assets placed under the Company's management by members of the contra-party. Either party may terminate the agreement after October 25, 2002 upon 90 days advance written notice to the other party. The contra-party is a member of the Company.

Consulting Agreement - In October, 2000 the Company entered into an agreement with an individual whereby that individual will provide consulting services to the Company. The term of the agreement is three years. Payments pursuant to this agreement total $100,000 during each of the three years.

Sales Representative Agreement - The Company has entered into agreements with registered representatives whereby if the representatives reach a certain sales production level, they will be able to participate in ownership of the Company. To date, no representative has reached this level of production.

NOTE 3 - RETIREMENT PLANS

In March 2002, the Company merged their money purchase pension plan into their discretionary profit sharing plan (Plan). Included in the Plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participant's contribution. Employees may become participants in the Plan on the earlier of the first day of the plan year or the first day of the seventh month of the plan year after they have completed one year of service and have attained age 21. Contributions to the Plan for the year ended December 31, 2002 were $17,961.

NOTE 4 - COMMITMENTS

Clearing Agreement - In August, 2000 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. Also, included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

NOTE 4 - COMMITMENTS (Continued)

Lease Commitment - Minimum annual rentals under noncancellable leases for office equipment which expire at various dates through June, 2005, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Amount
2003	$ 10,956
2004	9,420
2005	4,253
Total	$ 24,629

Total rent expense during the year ended December 31, 2002 for the above leases were $17,822.

NOTE 5 – SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market values as illustrated below:

Municipal Securities	$ 699,276
Equity Securities	30,482
	$ 729,758

Securities owned also consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at $20,000 and $16,800 respectively.

NOTE 6 - MEMBERSHIP INTERESTS

The Company has three classes of membership interest: Series A Common Membership Interests; Series B Preferred Membership Interests; and Series C Convertible Preferred Membership Interests. According to the Second Amended and Restated Operating Agreement (Operating Agreement) effective July 1, 2002 the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests - 7,500 interests are authorized and 2,000 interests are issued and outstanding. Ownership is limited to officers, employees or consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests.

Series B Preferred Membership Interests - 10,000 interests are authorized and 500 interests are issued and outstanding. The preferred return of this series is interest of 4% annually on the value of contributed capital. The 4% annual interest is only credited to the Member's capital account in years in which the Company has net income. However, any amounts not credited in loss years are cumulative to years where net income does occur. As of December 31, 2002 the preferred return on this series had a cumulative value of $160,000.

Series C Preferred Convertible Membership Interests - 1,500 interests are authorized and 450 interests are issued and outstanding. At the option of the holder, each membership interest is convertible into the number of Series A Common Membership Interests as determined by dividing $2,000 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Preferred Convertible Interest may automatically be converted into Series A Common

NOTE 6 - MEMBERSHIP INTERESTS - (Continued)

Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005 and on each May 1 thereafter, each holder of Series C Preferred Convertible Interests may require the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

Voting Rights - All series of membership interest will be voted together as a single class and not as a separate class. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest. Each Series B Member has the same voting rights as Series C Members with the equivalent number of units.

Transferability of Membership Units - The transfer of each series of membership units are subject to restrictions which are contained in the operating agreement.

Allocation of Profits, Gains and Losses – Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to Series B and C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to the Series B Member to the extent of any unpaid current and cumulative 4% Series B preferred return; third to each member account having received certain distributions, to the extent of those distributions; fourth to Series C Members, to the extent of their original capital contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

NOTE 6 - MEMBERSHIP INTERESTS - (Continued)

Other Items - Upon termination of the Company, Series B and C Membership Interests will receive preference with respect to any unpaid Series B preferred 4% return and any unreturned capital contributions. In addition, approval of a majority of membership interests for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units are contained in the Operating Agreement.

NOTE 7 - RELATED PARTIES

The Company is affiliated, through common ownership, with Triton/Annapolis LLC (T/A). T/A owns the building which the Company occupies. No written lease exists.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002 the Company's net capital and required net capital were $869,337 and $250,000 respectively. The ratio of aggregate indebtedness to net capital was 6%.

The Company's minimum net capital requirement is higher than that usually designated for introducing broker/dealers due to certain aspects of the procedures used to pay customers introduced by the Company to its clearing Broker/dealer. However, the Company has established procedures to comply with the k(1) and k(2)(ii) exemptions to the Customer Protection Rule (SEC Rule 15c3-3).

NOTE 9 - DISTRIBUTION/EXCHANGE OF MEMBERSHIP INTERESTS

Effective June 30, 2002, pursuant to the terms of a Recapitalization Agreement dated April 24, 2002 and a Bill of Sale and Assumption Agreement dated June 28, 2002, the Company exchanged all of its membership interests in its wholly owned subsidiary, Triangle Capital Partners, LLC (TCP) with some of its Series A Members (Exchanging Series A Members) and all of its Series C Members in consideration for all of the Exchanging Series A Members' ownership interests in the Company and 450 units of the Series C Members' ownership interest in the Company. At the time of the exchange the Company had contributed to TCP $1,116,398 in cash, consisting of a cash contribution of $1,283,000, less certain costs and expenses specified in the aforementioned agreements totaling $42,906 and the amount of the Company's net loss pertaining to investment banking activities computed from March 1, 2002 through June 30, 2002 totaling $123,696.

NOTE 10 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.